Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 4, 2013

Relating to Preliminary Prospectus dated November 4, 2013

Registration No. 333−191585

JGWPT HOLDINGS INC.

FREE WRITING PROSPECTUS

November 4, 2013

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated November 4, 2013 (the “Revised Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-191585) of JGWPT Holdings Inc. (the “Company”), as filed with the Securities and Exchange Commission on November 4, 2013 (as so amended, the “Registration Statement”), relating to the Company’s proposed offer and sale of shares of its Class A common stock, par value $0.00001 per share (the “Class A Shares”), and to provide you with a hyperlink to the current version of the Registration Statement. This free writing prospectus relates only to the securities described in the Registration Statement, only restates the information added to the Revised Preliminary Prospectus and should be read together with the Revised Preliminary Prospectus, including the section entitled “Risk Factors” beginning on page 27 of the Revised Preliminary Prospectus.

To review the Revised Preliminary Prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site):

http://www.sec.gov/Archives/edgar/data/1580185/000156761913000108/s000086x4_s1a.htm

2013 Distributions and Potential Refinancing of Credit Facility

As a result of the $575 million term loan we entered into in 2013, the $475.9 million of distributions made in 2013, and the use of approximately $151.9 million of the net proceeds of this offering to repay a portion of this $575.0 million term loan (including prepayment penalties applicable thereto), we will have $433.9 million of term loan debt outstanding, compared to $142.4 million of term loan indebtedness as of December 31, 2012. The net impact of these 2013 transactions will be an increase in our interest expense as compared to the year ended December 31, 2012, which would have a corresponding negative impact on earnings. The interest expense on the remaining term loan debt for the twelve months immediately following our partial repayment of the term loan, assuming the 9.0% interest rate that was in effect as of June 30, 2013, would be approximately $39.0 million, as compared to the $14.5 million in interest expense we recorded in 2012 related to the pre-existing term loan. The estimate of $39.0 million in interest expense does not reflect the impact of any refinancing of the term loan. We intend to seek to refinance this term loan at prevailing market rates in the near term after the consummation of this offering. However, we may not be able to refinance this term loan at a more favorable rate or at all.

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Potential litigation, regulatory proceedings or adverse federal or state tax rulings could have a material adverse impact on our business, results of operations and financial condition in future periods.

We are currently subject to lawsuits that could cause us to incur substantial expenditures and generate adverse publicity. We may also be subject to further litigation in the future, including potential class actions and/or trade practices litigation. For example, we are currently subject to allegations by a competitor of improper lead generation and customer acquisition practices, improper disclosure of information in connection with structured settlement payment transfer orders, violations of structured settlement payment transfer statutes and other similar claims. We may also become subject to attempted class action or similar types of mass transaction review due to negative court rulings, such as those described in the preceding risk factor. In addition, we may be subject to litigation arising from the Peachtree Merger or other transactions we have undertaken, as well as possibly those engaged in by certain of our affiliates of former affiliates. For example, on October 30, 2013, a complaint was filed in the Court of Chancery of the State of Delaware against JGWPT Holdings, LLC and certain of its current directors, who also are directors of ours, by two individuals who are former employees and current stockholders of J.G.Wentworth, Inc., an entity that owns approximately .0001% of JGW Holdco, LLC (which is one of the entities through which JLL holds its interest in JGWPT Holdings, LLC). The lawsuit seeks payment of amounts claimed to be owed under a tax receivable agreement entered into between J.G.Wentworth, Inc. and these individuals in connection with a 2007 private offering of securities of J.G. Wentworth, Inc. and also alleges breaches of contractual and fiduciary duties. JGWPT Holdings, LLC and the other relevant parties believe that the claims referenced in the complaint are entirely without merit and intend to vigorously defend the lawsuit.

The consequences of an adverse ruling in any current or future litigation could have a material adverse effect on our business, financial condition, results of operations and cash flows. Defense of any lawsuit, even if successful, could require substantial time and attention of our senior management that would otherwise be spent on other aspects of our business and could require the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to our operations.

We are also subject to regulatory proceedings and other governmental investigations, and we could suffer monetary losses or restrictions on our operations from interpretations of state laws in those regulatory proceedings, even if we are not a party to those proceedings. In addition, any adverse federal or state tax rulings or proceedings could have a material adverse effect on our business, financial condition and results of operations.

Dilution

The following table summarizes, on the same pro forma basis as of June 30, 2013, the differences between the existing equity holders (which includes the selling Common Interestholders), assuming that each of them initially exchange their JGWPT Common Interests for Class A Shares on a one-for-one basis, and the purchasers of Class A Shares in this offering with respect to the number of Class A Shares (or JGWPT Common Interests, as applicable) purchased from us, the total consideration paid by existing equity holders and investors in this offering, and the average price per Class A Share paid by investors in this offering and the average price per JGWPT Common Interest paid by existing equity holders (including each of the selling Common Interestholders) before deducting the underwriting discount and estimated offering expenses.

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	Shares Purchased	Total Consideration (in thousands)		Average Price
	Number	$	Percent	per Share
Existing Equity Holders(1)	18,563,784	$38,437	13.3%	$2.07
Investors in this offering(2)	12,200,000	$250,100	86.7%	$20.50

(1) The number of JGWPT Common Interests held by existing equity holders includes the 2,450,000 JGWPT Common Interests that the selling Common Interestholders will sell to us in exchange for an aggregate of approximately $47 million assuming we sell the Class A Shares for $20.50 per share. To the extent the underwriters exercise their option to purchase up to an additional 1,830,000 Class A Shares, the selling Common Interestholders will sell a corresponding number of Common Interests to us for an aggregate of $35.1 million of additional proceeds assuming we sell the Class A Shares for $20.50 per share.

(2) A $1.00 increase (decrease) in the assumed offering price of $20.50 per Class A Share would increase (decrease) total consideration paid by new investors in this offering by $9.1 million, and would increase (decrease) the average price per share paid by new investors by $1.00, assuming the number of Class A Shares offered by us, as set forth on the cover page of the Revised Preliminary Prospectus, remains the same, and after deducting the estimated underwriting discounts and offering expenses payable by us in connection with this offering.

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS: 0001580185.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE UNDERWRITERS WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING BARCLAYS CAPITAL INC. BY TELEPHONE AT 1-888-603-5847, OR BY EMAIL AT BARCLAYSPROSPECTUS@BROADRIDGE.COM; CREDIT SUISSE SECURITIES (USA) LLC BY TELEPHONE AT 1-800-221-1037, OR BY EMAIL AT NEWYORK.PROSPECTUS@CREDIT-SUISSE.COM; DEUTSCHE BANK SECURITIES INC. BY TELEPHONE AT 1-800-503-4611, OR BY EMAIL AT PROSPECTUS.CPDG@DB.COM; JEFFERIES LLC BY TELEPHONE AT 1-877-547-6340, OR BY EMAIL AT PROSPECTUS_DEPARTMENT@JEFFERIES.COM; OR KEEFE, BRUYETTE & WOODS, INC. BY TELEPHONE AT 1-800-966-1559, OR BY EMAIL AT CAPITALMARKETSEQUITY@KBW.COM.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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